UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38431

iQIYI, Inc.

4/F, iQIYI Youth Center Yoolee Plaza,

No.21, North Road of Workers’ Stadium, Chaoyang District Beijing, 100027,

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Exhibit Index

Exhibit 99.1 — Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By:	/s/ Jun Wang
Name:	Jun Wang
Title:	Chief Financial Officer

Date: May 17, 2024

[Signature Page to Form 6-K]